UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (D) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002
Or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-3619

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

PFIZER SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2002

	Total	Nonparticipant Directed	Participant Directed
Investments, at fair value:
Pfizer Inc. common stock:
Nonparticipant directed, 489,003 shares, cost $3,210,069; Participant directed, 556,885 shares, cost $7,534,721........	$31,972,796	$14,948,817	$17,023,979
Vanguard mutual funds............	3,783,322	--	3,783,322
Other marketable securities......	1,102,197	--	1,102,197
Interest-bearing deposits at cost which approximates fair value...	1,065,240	212,902	852,338
Total investments.................	37,923,555	15,161,719	22,761,836

Interest and other miscellaneous receivable.......................	6,837	1,773	5,064
Contributions receivable:
Employee.........................	709,938	--	709,938
Employer.........................	274,555	274,555	--

Net assets available for plan benefits.........................	$38,914,885	$15,438,047	$23,476,838

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2001

	Total	Nonparticipant Directed	Participant Directed
Investments, at fair value:
Pfizer Inc. common stock:
Nonparticipant directed, 504,135 shares, cost $3,507,477; Participant directed, 548,760 shares, cost $6,703,802........	$41,957,865	$20,089,765	$21,868,100
Vanguard mutual funds............	2,497,038	--	2,497,038
Other marketable securities......	1,778,968	--	1,778,968
Interest-bearing deposits at cost which approximates fair value...	278,464	48,272	230,192
Total investments.................	46,512,335	20,138,037	26,374,298
Interest and other miscellaneous receivable.......................	4,147	1,441	2,706
Contributions receivable:
Employee.........................	637,789	--	637,789
Employer.........................	245,552	245,552	--

Net assets available for plan benefits.........................	$47,399,823	$20,385,030	$27,014,793

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 2002

	Total	Nonparticipant Directed	Participant Directed
Net investment income:
Cash dividends:
Pfizer Inc. common stock........	$ 554,524	$ 259,447	$ 295,077
Other...........................	175,816	--	175,816
Interest.........................	15,676	2,976	12,700
	746,016	262,423	483,593
Realized gains/(losses) on investments, net--Note 6:
Pfizer Inc. common stock........	677,005	240,261	436,744
Other marketable securities.....	(155,287)	--	(155,287)
	521,718	240,261	281,457
Unrealized depreciation of investments, net--Note 7.........	(10,666,047)	(4,843,541)	(5,822,506)
	(9,398,313)	(4,340,857)	(5,057,456)
Contributions:
Employee.........................	6,259,563	--	6,259,563
Employer.........................	2,394,309	2,394,309	--
Withdrawals.......................	(7,740,497)	(3,000,435)	(4,740,062)
	913,375	(606,126)	1,519,501
Net decrease......................	(8,484,938)	(4,946,983)	(3,537,955)
Net assets available for plan benefits:
Beginning of year...............	47,399,823	20,385,030	27,014,793
End of year.....................	$38,914,885	$15,438,047	$23,476,838

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 2001

	Total	Nonparticipant Directed	Participant Directed
Net investment income:
Cash dividends:
Pfizer Inc. common stock........	$ 465,806	$ 225,327	$ 240,479
Other...........................	128,778	--	128,778
Interest.........................	23,420	5,520	17,900
	618,004	230,847	387,157

Realized gains on investments, net--Note 6:
Pfizer Inc. common stock........	2,415,719	1,399,985	1,015,734
Other marketable securities.....	22,840	--	22,840
	2,438,559	1,399,985	1,038,574
Unrealized depreciation of investments, net--Note 7.........	(9,199,034)	(4,595,565)	(4,603,469)
	(6,142,471)	(2,964,733)	(3,177,738)
Contributions:
Employee.........................	5,562,181	--	5,562,181
Employer.........................	2,121,989	2,121,989	--
Withdrawals.......................	(8,166,233)	(3,120,154)	(5,046,079)
	(482,063)	(998,165)	516,102
Net decrease......................	(6,624,534)	(3,962,898)	(2,661,636)
Net assets available for plan benefits:
Beginning of year...............	54,024,357	24,347,928	29,676,429
End of year.....................	$47,399,823	$20,385,030	$27,014,793

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

Note 1 - Description of the Plan

            General -- The Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico (the "Plan") is a defined contribution savings plan which was adopted on February 1, 1990.  Participation in the Plan is open to all legacy Pfizer Inc. (the "Company") employees in Puerto Rico who meet certain eligibility and participation requirements.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

            Under Puerto Rico law, any qualified plan involving pretax contributions or involving a cash or deferred arrangement must comply with one of two nondiscrimination tests.  For the fiscal years ended December 31, 2002 and 2001, the Plan complied with both discrimination tests.

            The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for a complete description of the Plan.

            Contributions -- Each participant may make contributions on an after-tax basis and/or a before-tax basis (that is, choose to reduce his or her compensation and have the Company contribute on his or her behalf).  Before and after tax contributions are subject to certain restrictions under the Puerto Rico Internal Revenue Code of 1994, as amended.  Contributions of up to 2% of compensation are matched 100% by the Company and the next 4% is matched 50%.  Employee contributions in excess of 6% are not matched.

            Investment Options -- Each participant in the Plan elects to have his or her contributions invested in any one or any combination of six investment funds.  These funds are described below:

Fund A	-	Intermediate U.S. Treasury notes and bonds managed to mirror the Lehman Intermediate Treasury Index

Fund B	-	A collective index fund of corporate common stocks that seeks to mirror the performance of the S&P 500 index

Fund C	-	Common stock of the Company

Fund E	-	An index mutual fund of common stocks of companies with market capitalization averaging approximately $500 million

Fund F	-

A collective index fund of common stocks of large, well-established companies whose price-to-book ratios are, as a whole, typically below the average for the S&P 500 index and whose dividends are typically higher than the average for the S&P 500 index

Fund G	-

A collective index fund of common stocks of large, well-established companies whose price-to-book ratios are, as a whole, typically above the average for the S&P 500 index and whose dividends are typically lower than the average for the S&P 500 index

            The Plan's investments include funds that invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that change in the values of the investments will occur in the near term and that such changes could materially affect the amounts reported in the Plan's financial statements and schedules.

            The trustee of the Plan, Banco Popular de Puerto Rico, manages investments in certain investment funds and therefore, is deemed a related party. The Plan's trust agreement provides that any portion of any of the funds may, pending its permanent investment or distribution, be invested in short-term investments.

            Eligibility and Vesting - Substantially all employees of the Company who are resident in Puerto Rico are eligible to participate in the Plan beginning on the first payroll period of the next quarter following date of hire, or the beginning of any month or payroll period thereafter. A participant is immediately vested in the full value of his or her accounts (i.e., employee and employer contributions).

            Payment of Benefits - Upon separation from service, retirement, or disability, a participant may elect to receive a lump sum distribution currently or at any time up to the later of 13 months from separation or age 65, subject to the provisions of the plan.

            Withdrawals - A participant in the Plan may withdraw all or part of his or her account balance subject to the provisions of the Plan.

            Termination - The Company expects to continue the Plan indefinitely, but necessarily reserves the right to amend, suspend or discontinue it in whole or in part, at any time, by action of the Company's Board of Directors.  In the event of termination of the Plan, each participant shall receive the full value of their account balance as though they had retired as of the date of such termination.  No part of the invested assets established pursuant to the Plan will at any time revert to the Company.

Note 2 - Summary of Significant Accounting Policies

            Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.

            Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

            Investment Valuation - Pfizer Inc. common stock is valued at the closing market price on the last business day of the year. Collective index funds and the mutual funds are recorded at fair value based on the closing market prices of the underlying investments held by the fund on the last business day of the year. Interest-bearing deposits are recorded at cost, which approximates fair value.

            Security Transactions - Purchases and sales of securities are reflected on a trade-date basis.  Realized gains and losses on sales of investments represent the difference between the net proceeds received and the cost of the investments (average cost if less than the entire investment is sold).

            Unrealized Appreciation/(Depreciation) of Investments - Unrealized appreciation/(depreciation) of investments for the year represents the difference between the cost of the investments and their fair value at the end of the year.  Additionally, it reflects the reversal of the unrealized appreciation/(depreciation) as of the end of the prior year.

            Net Investment Income - Dividend income is recorded on the ex-dividend date.  Interest income is recorded as earned.

Note 3 - Income Taxes

            No provision has been made for Puerto Rico income tax in reliance upon a determination letter issued by the Puerto Rico Department of Treasury, which states that the Plan meets the requirements of Section 165(a) of the Puerto Rico Income Tax Act of 1954 and that the trust established thereunder is entitled to exemption.

            Effective January 1, 1997 and October 1, 1998, the Plan was amended and the Company obtained another determination letter from the Puerto Rico Department of Treasury which states that the Plan still meets the above requirements. The Plan administrator and the Plan's legal and tax counsel believe that the Plan is designed and is currently being operated in compliance with all the applicable requirements. Therefore, no provision has been made for Puerto Rico income taxes.

            Contributions made to the Plan by the Company, including before-tax contributions made on the employees' behalf by the Company and the appreciation on all funds in the employees' account, are not taxable to the employees under Puerto Rico income tax law while these amounts remain in the Plan.

Note 4 - Administrative Costs

            Except for certain investment management fees, all costs and expenses of administering the Plan are assumed by the Company.  No management fees were charged to the Plan for the years ended December 31, 2002 and 2001.

Note 5 -- Significant Investments

            The following investments represent 5% or more of the Plan's net assets available for plan benefits.

	December 31, 2002	December 31, 2001

Company* common stock..................	$31,972,796	$41,957,865
Vanguard fund..........................	3,783,322	2,497,038

*Pfizer Inc.

Note 6 - Realized Gains/(Losses) on Investments

            The aggregate net proceeds and cost used in the calculation of the net realized gains/(losses) on investments are as follows:

	December 31, 2002
	Net Proceeds	Cost	Realized Gains/ (Losses)
Pfizer Inc. common stock.......	$1,084,439	$ 407,434	$ 677,005
Collective funds...............	875,409	1,031,905	(156,496)
Mutual funds...................	112,409	111,200	1,209
	$2,072,257	$1,550,539	$ 521,718

	December 31, 2001
	Net Proceeds	Cost	Realized Gains/ (Losses)
Pfizer Inc. common stock........	$3,042,079	$ 626,360	$2,415,719
Collective funds................	109,428	75,277	34,151
Mutual funds....................	168,423	179,734	(11,311)
	$3,319,930	$ 881,371	$2,438,559

Note 7 - Unrealized Appreciation/(Depreciation) of Investments

            The change in the amount of unrealized appreciation/(depreciation) was as follows:

	Aggregate Unrealized
	December 31, 2002	December 31, 2001	Change During 2002

Pfizer Inc. common stock........	$21,228,006	$31,746,586	$(10,518,580)
Collective funds................	(74,408)	132,458	(206,866)
Mutual funds....................	74,291	14,892	59,399
	$21,227,889	$31,893,936	$(10,666,047)

	Aggregate Unrealized
	December 31, 2001	December 31, 2000	Change During 2001

Pfizer Inc. common stock........	$31,746,586	$40,688,927	$(8,942,341)
Collective funds................	132,458	406,116	(273,658)
Mutual funds....................	14,892	(2,073)	16,965
	$31,893,936	$41,092,970	$(9,199,034)

Note 8 - Subsequent Event

            Effective in April 2003, the name of the Plan was changed to Pfizer Savings Plan for Employees Resident in Puerto Rico and was restated to reflect the merger of the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico into the Plan, the change in sponsorship of the Plan from Pfizer Pharmaceuticals, Inc. to Pfizer Pharmaceuticals, LLC and the utilization of more frequent valuation dates. The Plan also changed its recordkeeper to Hewitt and Associates.

PFIZER SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS HELD
(AT END OF YEAR)
December 31, 2002

	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value
Nonparticipant Directed
Pfizer Inc.* Common Stock.	--	--	489,003	$ 3,210,069	$14,948,817
Time Deposits:
Banco Popular de Puerto Rico*...................	1.23%	--	--	212,902	212,902
Total nonparticipant directed investments.				$ 3,422,971	$15,161,719
Participant Directed
Pfizer Inc.* Common Stock.	--	--	556,885	$ 7,534,721	$17,023,979

Collective funds:
The Northern Trust Company*, Stock Index Fund....................	--	--	29,765	619,745	686,183
The Northern Trust Company*, Growth Equity Index Fund..............	--	--	27,456	270,618	171,323
The Northern Trust Company*, Value Index Fund....................	--	--	8,816	169,034	127,483
Total collective funds				1,059,397	984,989
Mutual funds:
Vanguard Fund............	--	--	364,482	3,689,662	3,783,322
The Northern Trust Company*, Small Company Index Mutual Fund.......	--	--	13,610	134,244	114,875
The Northern Trust Company*Short Term Fund.	--	--	2,333	2,333	2,333
Total mutual funds....				3,826,239	3,900,530
Time Deposits:
Banco Popular de Puerto Rico*...................	1.23%	--	--	615,531	615,531
Banco Popular de Puerto Rico*...................	1.23%	--	--	53,438	53,438
Banco Popular de Puerto Rico*...................	1.23%	--	--	60,428	60,428
Banco Popular de Puerto Rico*...................	1.23%	--	--	48,201	48,201
Banco Popular de Puerto Rico*...................	1.23%	--	--	54,860	54,860
Banco Popular de Puerto Rico*...................	1.23%	--	--	19,880	19,880

Total time deposits...				852,338	852,338

Total participant directed investments..				$13,272,695	$22,761,836
*Party-in-interest

See accompanying independent auditors' report.

PFIZER SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, Line 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2002

Investments Purchased	Number of Transactions	Number of Shares	Cost
Interest-bearing Deposit:
Banco Popular de Puerto Rico, Time Deposits (1)....	247	--	$12,336,777
Investments Disposed	Number of Transactions	Number of Shares	Cost	Fair Value	Realized Gain/ (Loss)
Interest-bearing Deposit:
Banco Popular de Puerto Rico, Time Deposits (1)....	194	--	$11,550,001	$11,550,001	$--

(1)Party-in-interest

See accompanying independent auditors' report.

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee
Pfizer Savings and Investment Plan for
Employees Resident in Puerto Rico:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at year end) and schedule H, line 4j - schedule of reportable transactions, as of and for the year ended December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules  have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG LLP

May 30, 2003

Stamp No. 1901377 of the  Puerto Rico
Society of Certified Public Accountants was
affixed to the record copy of this report.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings and Investment Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

By: /s/ Louis Prado

Louis Prado General Manager, Pfizer Pharmaceuticals, LLC Chair, Savings and Investment Plan Committee

Date:  June 26, 2003

EXHIBIT 23

CONSENT OF INDEPENDENT AUDITORS

To the Administrative Committee
Pfizer Savings and Investment Plan for
Employees Resident in Puerto Rico:

            We consent to the use of our report included herein and incorporated by reference in the Registration Statement on Form S-8 dated November 18, 1991 (File No. 33-44053) of our report dated May 30, 2003, with respect to the statements of net assets available for plan benefits of the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 2002 annual report on Form 11-K of the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico.

/s/ KPMG LLP

San Juan, Puerto Rico
June 26, 2003

EXHIBIT 99.1

Certification by the Chief Executive Officer (Plan Administrator) Pursuant to 18 U. S. C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Louis Prado, hereby certify that, to the best of my knowledge, the Annual Report of the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico (the "Plan") on Form 11-K for the fiscal year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, and that the information contained in that Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/Louis Prado

Louis Prado

General Manager, Pfizer Pharmaceuticals, LLC, a wholly owned subsidiary of Pfizer Inc., issuer of the securities held pursuant to the Plan (Co-Plan Administrator)

June 26, 2003

This certification accompanies this Report on Form 11-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to Pfizer Inc. and will be retained by Pfizer Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.2

Certification by the Chief Financial Officer (Plan Administrator) Pursuant to 18 U. S. C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Richard A. Passov, hereby certify that, to the best of my knowledge, the Annual Report of the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico (the "Plan") on Form 11-K for the fiscal year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, and that the information contained in that Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/Richard A. Passov

Richard A. Passov

Vice President and Treasurer of Pfizer Inc., issuer of the securities held pursuant to the Plan and member of the Savings Plan Committee (Co-Plan Administrator)

June 26, 2003

This certification accompanies this Report on Form 11-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to Pfizer Inc. and will be retained by Pfizer Inc. and furnished to the Securities and Exchange Commission or its staff upon request.